04002677

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE INVESTMENTS, ~~INC~~.

OFFICIAL USE ONLY
41400
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, STE 1040
(No. and Street)

SAN DIEGO, CALIFORNIA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY CAPOZZA, CEO 858-875-4510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5755 OBERLIN DR., STE 310, SAN DIEGO, CA 92121
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY CAPOZZA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE INVESTMENTS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA F. CASTANEDA
Commission # 1402850
Notary Public - California
San Diego County
My Comm. Expires Feb 28, 2007

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. (Balance Sheet)
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Capstone Investments, Inc.

For the Years ended December 31, 2003 and 2002
with Report of Independent Auditor

Capstone Investments, Inc.

Financial Statement

Years ended December 31, 2003 and 2002

Contents

Steven Martinez, CPA
An Accountancy Corporation

Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Capstone Investments, Inc.:

I have audited the accompanying balance sheet of Capstone Investments, Inc. as of December 31, 2003 and 2002, and the related statements of income, cash flows, and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Capstone Investments, Inc. at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2004

Capstone Investments, Inc.
Balance Sheet
December 31,

Assets

	2003	2002
Current Assets:		
Cash and cash equivalents	$ **426,849**	$ 228,658
Commissions receivable	**283,607**	144,403
Clearing firm deposit	**344,946**	178,837
Prepaid taxes	**7,354**	4,500
Prepaid expenses	**16,387**	15,321
Total current assets	**1,079,143**	571,719
Fixed assets, net of $ 177,959 and $159,856 accumulated depreciation	**29,986**	48,089
Notes receivable	**2,181**	18,824
Other assets	**14,429**	12,729
Total assets	**$ 1,125,739**	$ 651,361

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$ **59,749**	$ 9,640
Clearing fees payable	**13,143**	3,990
Commissions payable	**114,777**	48,263
Soft dollars payable	**479,598**	225,332
Accrued vacation salaries	**8,400**	9,700
Clearing firm overpayment	**45,000**	-
Other current liability	-	606
Total liabilities	**720,667**	297,531
Commitments and Contingencies		
Shareholders' equity		
Common stock, no par value, 100,000 shares authorized, 75,000 shares issued and outstanding	**19,567**	19,567
Additional paid in capital	**132,603**	182,603
Retained earnings	**317,902**	216,660
Treasury stock, at cost; 2,500 shares	**(65,000)**	(65,000)
Total shareholders' equity	**405,072**	353,830
Total liabilities and stockholders' equity	**$ 1,125,739**	$ 651,361

See accompanying notes.

Capstone Investments, Inc.
Statement of Income
For the years ended December 31,

	2003	2002
Income		
Commissions	$ 9,143,983	$ 5,590,706
Signature guarantee	152,351	219,542
Other income	1,509,168	56,262
Total income	10,805,502	5,866,510
Expenses		
Clearing charges	1,406,299	59,524
Commissions	2,988,987	1,332,305
Communications	144,029	104,878
Depreciation	79,653	83,538
Legal and professional	58,540	68,622
Rent	262,380	204,697
Salaries and wages	1,867,184	1,388,491
Soft dollar expenses	3,001,569	2,097,108
Travel and entertainment	221,134	169,634
General and administrative	681,050	481,962
Total operating expenses	10,710,825	5,990,759
Net loss from operations	94,677	(124,249)
Other income (losses)		
Loss on investments write off	-	(98,566)
Interest income	5,765	5,765
Net other income (losses)	5,765	(92,801)
State income taxes	800	800
Net comprehensive income (loss)	$ 101,242	$ (216,250)

See accompanying notes.

Capstone Investments, Inc.
Statement of Cash Flows
for the Years ended December 31,

	2003	2002
Operating Activities:		
Net income (loss)	**$ 101,242**	$ (216,250)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**79,653**	83,538
(Increase) Decrease in commissions receivable	**(139,205)**	381,168
(Increase) in clearing house deposit	**(166,109)**	(21,052)
(Increase) in prepaid expenses	**(2,854)**	(8,712)
(Increase) in prepaid taxes	**(1,066)**	(4,500)
Increase (Decrease) in accounts payable	**50,109**	(43,079)
Increase (Decrease) in clearing fees payable	**9,153**	(33,545)
Increase (Decrease) in commissions payable	**66,514**	(144,508)
Increase (Decrease) in soft dollars payable	**254,266**	101,537
Increase (Decrease) in vacation liabilities	**(1,300)**	9,700
Increase (Decrease) in clearing firm liability	**45,000**	-
Increase (Decrease) in other accrued liabilities	**(606)**	606
Increase (Decrease) in pension plan payable	**-**	(56,031)
Total Adjustments	**193,555**	265,122
Net cash provided by operating activities	**294,797**	48,872
Investing Activities:		
Furniture, fixtures and equipment	**(63,249)**	(22,668)
Investment write off	**-**	145,404
(Increase) Decrease in notes receivable	**16,643**	(14,117)
Net cash provided (used) by investing activities	**(46,606)**	108,619
Financing Activities:		
Capital contribution (Distribution)	**(50,000)**	50,000
Net provided (used) by financing activities	**(50,000)**	50,000
Net increase in cash	**198,191**	207,491
Cash and cash equivalents at beginning of year	**228,658**	21,167
Cash and cash equivalents at end of year	**$ 426,849**	$ 228,658
Supplemental Disclosure:		
Cash paid during the year for:		
Income taxes	**$ 1,066**	$ 4,500

See accompanying notes.

Capstone Investments, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2003 and 2002

	Common Stock		Additional	Retained	Treasury Stock		Total
	Shares	Amount	Paid-In Capital	Earnings	Shares	Amount	Stockholders' Equity
Balance at December 31, 2001	7,500	$ 19,567	$ 132,603	$ 432,910	2,500	$ (65,000)	$ 520,080
Capital contributed by shareholder	-	-	50,000	-	-	-	50,000
Net comprehensive loss	-	-	-	(216,250)	-	-	(216,250)
Balance at December 31, 2002	7,500	$ 19,567	$ 182,603	$ 216,660	2,500	$ (65,000)	$ 353,830
Capital contributed by shareholder	-	-	(50,000)	-	-	-	(50,000)
Net comprehensive income	-	-	-	101,242	-	-	101,242
Balance at December 31, 2003	**7,500**	**$ 19,567**	**$ 132,603**	**$ 317,902**	**2,500**	**$ (65,000)**	**$ 405,072**

See accompanying notes.

Capstone Investments, Inc.
Notes to Financial Statement
December 31, 2003 and 2002

1. Organization and Summary of Significant Accounting Policies

Organization

Capstone Investments, Inc. (the "Company") was formed in California on September 25, 1995. The Company is closely held and is located at 4660 La Jolla Village Drive, Suite 1040, San Diego, California.

The Company conducts businesses as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients. The Company's transactions are conducted on a fully disclosed basis with Wedbush Morgan Securities, a NYSE member firm.

The Company is approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, and the State of California. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Comprehensive income:
The Company adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003 or 2002.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Property, computers, equipment and premises:
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined, generally three to seven years.

During the year ended December 31, 2003, the Company acquired $63,249 of fixed assets consisting primarily of computers and software. Management has determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets were expensed as fully depreciated at December 31, 2003.

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Reclassification

Certain amounts in the Company's financial statements for the year ended December 31, 2002 have been reclassified in order to conform to current year comparative presentation.

Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments. The Company does not hold any securities or certificate of deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2003 and 2002 the Company had $326,849 on deposit with Union Bank of California that exceeded the maximum insurance coverage.

Income Taxes

The Company is a taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. No provision for Federal income taxes is included in these financial statements.

The Company is subject to a California Franchise Tax at a flat rate of 1.5% of its profit, but not less than $800.

2. Clearing Firm Deposit

At December 31, 2003 a balance of $344,946 is on deposit with the Company's clearing firm. $170,000 of this amount is on deposit to specifically satisfy the Company's deposit requirement under the clearing agreement.

Capstone Investments, Inc.
Notes to Financial Statement (Continued)
December 31, 2003 and 2002

3. Fixed Assets

At December 31, 2003 and 2002, fixed assets consisted of the following:

	2003	2002
Furniture, fixtures and equipment	**$197,397**	$197,397
Leasehold improvements	**10,548**	10,548
Total fixed assets	**$207,945**	$207,945
Less: Accumulated depreciation	**($177,959)**	(159,857)
Fixed assets, net	**$29,986**	$ 48,088

4. Lease Obligations

The Company leases two offices under operating leases. The commencement and termination of each lease are different. Under the conditions of the lease agreements, the Company is obligated for future minimum lease obligations as follows:

Year ending December 31, 2004	$ 222,393
Year ending December 31, 2005	$ 221,985
Year ending December 31, 2006	$ 213,463
Year ending December 31, 2007	$ 221,905
Thereafter	$ 56,004
Total	$ 935,750

5. Clearing Firm Overpayment

The Company's clearing firm Wedbush Morgan Securities, incorrectly credited the Company's account $45,000. The Company has reported this as a liability at December 31, 2003 and has credited the amount back in the subsequent period.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital.

Net capital and aggregate indebtedness change day by day, but by December 31, 2003 and 2002, the Company's net capital of $268,735 exceeded the minimum net capital requirement by $218,735. The Company's ratio of aggregate indebtedness to net capital was 2.68 to 1. This ratio is less than the 15 to 1 ratio requirement for a broker dealer in business for more than one year.

****

Capstone Investments, Inc.

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2003

Computation of Net Capital	Focus Report December 31, 2003	Audited Financial Statements December 31, 2003	Change	Comment
Total assets	$ 1,108,760	$ 1,125,739	$ 16,979	Difference is due to adjustment for the estimate underlying depreciation, write off of certain fixed assets, adjustment for prepaid California Franchise Tax, and accrual for year end liabilities.
Less: Liabilities	(712,267)	(720,667)	(8,400)	
Net worth	396,493	405,072	8,579	
Less: Non-Allowable Assets				
Prepaid taxes	(4,500)	(7,354)	2,854	Difference is due to year end computation of California Franchise Tax.
Fixed assets	(15,860)	(29,986)	14,126	Difference is due to revised estimate on depreciation.
Employee advance	(2,181)	(2,181)	-	
Prepaid insurance	(16,387)	(16,387)	-	
Clearing house security deposit	(66,000)	(66,000)	-	
Office security deposit	(14,429)	(14,429)	-	
Total Non-Allowable Assets	(119,357)	(136,337)	16,980	
Tentative Net Capital	277,136	268,735	(8,401)	
Less:				
Haircuts	-	-	-	
Net Capital	**277,136**	**268,735**	$ (8,401)	
Minimum Net Capital Required	**50,000**	**50,000**		
Excess Net Capital	**$ 227,136**	**$ 218,735**		
Ratio of aggregate indebtedness to net capital	**2.57%**	**2.68%**		

See accompanying notes.

Capstone Investments, Inc.

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 and 2002

Capstone Investments, Inc. is exempt from the Reserve Requirement of Rule 15c3-3.

Capstone Investments, Inc.

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2003 and 2002

Capstone Investments, Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3.

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Capstone Investments, Inc.

In planning and performing my audit of the financial statements of Capstone Investments, Inc. for the year ended December 31, 2003 and 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Investments, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2004